EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges Nine months ended September 30, (dollars in millions)

	2007	2006
Net income available to common shareholders(1)	$19.7	$756.5
(Benefit) provision for income taxes	(176.1)	252.9

Earnings before provision for income taxes	(156.4)	1,009.4

Fixed charges:
Interest and debt expenses on indebtedness	2,786.6	2,031.8
Minority interest in subsidiary trust holding solely debentures
of the company, before tax	5.1	13.0
Interest factor-one-third of rentals on real and personal properties	16.2	12.3

Total fixed charges	2,807.9	2,057.1

Total earnings before provision for income taxes and fixed charges	$2,651.5	$3,066.5

Ratios of earnings to fixed charges	0.94x	1.49x

(1)	The 2007 net income includes an after-tax valuation allowance of $786 million relating to home lending assets. See Note 16 - Subsequent Events for description for actions taken by management in response to terms of certain securities that restrict us from declaring dividends or paying interest on the securities, as applicable, if, among other things, our average four quarters fixed charge ratio is less than 1.10.